SNIPP INTERACTIVE INC.

SNIPP TO SPEAK AT THE SEPTEMBER 2016 PATH TO PURCHASE EXPO

IN ROSEMONT (CHICAGO) IL

September 19, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that it has been selected to speak at the Path to Purchase Expo (formerly the Shopper Marketing Conference & Expo) to be held from September 20-22, 2016 in Rosemont (Chicago) IL.

Snipp will be participating in the ‘Collaboration’ track on Wednesday, September 21, 2016 - 1:00pm to 1:45pm in a session entitled ‘How Collaboration with Retailers, Industry Partners and Cross-Functional Teams Can Lead to Big Ideas’. The session will feature speakers from Heineken USA, IN Marketing Services and News America Marketing in addition to Snipp. The presentation will offer brands and agencies the opportunity to gain valuable insights and best practices on how cross-functional teams can build an exciting insights-driven program.

"We are very excited to present at the Expo and to showcase our technology alongside our clients and partners. Our proprietary receipt processing engine, SnippCheck, is central to many of our programs, and has allowed us to provide our clients with innovative, scalable solutions and valuable consumer data.” said Snipp Chief Client Officer, David Hargreaves, who will be speaking at the event. “This conference session gives us a tremendous opportunity to share our experience, insights and recommendations with our clients and peers.”

Beth Freeman, Channel Strategy & Shopper Marketing Mgr., Heineken USA added, “I always enjoy attending the P2P Expo, it is such an exciting time to see colleagues while having the opportunity to network with new companies to understand capabilities that can help Heineken USA deliver exciting shopper experiences. This year I am also speaking on a panel alongside some great individuals and very excited to share how collaboration across a large cross functional team really helped Heineken deliver a Big Idea for the Holidays. I hope that we will be able to inspire others and bring new ideas that can help other teams moving forward.”

For more information on the Path to Purchase Expo, visit:

https://path2purchaseexpo.com/

Visit the Snipp website at http://www.snipp.com/ for examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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